EXHIBIT 99.1

Talks with Statoil on Cooperation Discontinued

Talks about a potential strategic cooperation between Hydro and Statoil terminated.

Norsk Hydro confirms that there have been preliminary talks for a brief period among senior representatives of Hydro and Statoil. The talks have been terminated.

Contacts:

Peik Norenberg
Telephone: (+47) 22 53 34 40
Cellular: (+47) 91 76 15 56
E-mail: Peik.Norenberg@hydro.com

Tor Steinum
Telephone: (+47) 22 53 27 31
Cellular: (+47) 95 08 39 33
E-mail: Tor.Steinum@hydro.com